08040757

SEC
Mail Processing
Section

FEB 14 2008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Riken Densen Kabushiki Kaisha
(Name of Subject Company)

Riken Electric Wire Company Limited
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

The Furukawa Electric Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
FEB 29 2008
THOMSON
FINANCIAL

Riken Electric Wire Company Limited
12-22, Tsukiji 1-chome, Chuo-ku, Tokyo 104-0045, Japan
+81-3-3542-3711
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Legal Department
The Furukawa Electric Co., Ltd.
2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8322, Japan
+81-3-3286-3039

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6033, Japan
+81-3-5561-4421

December 13, 2007
(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 4 ("Amendment No. 4") amends the Form CB initially submitted in paper to the Securities and Exchange Commission (the "Commission") on December 14, 2007 by The Furukawa Electric Co., Ltd. ("Initial Form CB"), the Form CB/A submitted in paper to the Commission on December 17, 2007 ("Amendment No. 1"), the Form CB/A submitted in paper to the Commission on January 30, 2008 ("Amendment No. 2") and the Form CB/A submitted in paper to the Commission on February 5, 2008 ("Amendment No. 3").

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) English language translations of following documents are attached as exhibits to this form:

Exhibit Number	Description	Page
I-A	Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through a Share Exchange	*
I-B	Notice of Partial Amendment to the Articles of Incorporation	*
I-C	Notice of Dividends from Surplus	*
I-D	Notice regarding the Extraordinary General Shareholders' Meeting	*
I-E	Public Notice regarding a Share Exchange without a Resolution of Shareholders Meeting by The Furukawa Electric Co., Ltd.	**
I-F	Public Notice of Setting the Record Date for the Convocation of the Extraordinary General Shareholders Meeting by Riken Electric Wire Company Limited	**
I-G	Notice of Convocation of the Extraordinary General Meeting of Shareholders of Riken Electric Wire Company Limited	***
I-H	Correction of the English translation version of the Notice of the Convocation of the Extraordinary General Meeting of Shareholders	†
I-I	Notice of Resolutions Adopted at the Extraordinary General Meeting of Shareholders	5
I-J	Notice of Changing the Administrator of Shareholders Registry	9

(b) Not applicable.

* Previously submitted on Initial Form CB.

** Previously submitted on Amendment No. 1.

*** Previously submitted on Amendment No. 2.

† Previously submitted on Amendment No. 3.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each document listed in (a) above.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Fair and accurate English language translations or summaries of the following documents are attached as exhibits to this form:

Exhibit Number	Description	Page
II-A	Extraordinary Report by The Furukawa Electric Co., Ltd. dated December 13, 2007	*
II-B	Extraordinary Report by Riken Electric Wire Company Limited dated December 13, 2007	*
II-C	Mandatory Document under Article 794-1 of Company Law of Japan (*Jizen-Bichi-Syorui*) with respect to the Share Exchange transaction with Riken Electric Wire Company Limited dated December 14, 2007 produced by The Furukawa Electric Co., Ltd and kept at its head Office	**
II-D	Mandatory Document under Article 782-1 of Company Law of Japan (*Jizen-Bichi-shorui*) with respect to the Share Exchange transaction with Riken Electric Wire Company Limited dated January 29, 2008 produced by Riken Electric Wire Company Limited	***

* Previously submitted on Initial Form CB.

** Previously submitted on Amendment No. 1.

*** Previously submitted on Amendment No. 2.

(2) Not applicable.

(3) Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by The Furukawa Electric Co., Ltd. with the Commission concurrently with the furnishing of Initial Form CB on December 14, 2007.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Furukawa Electric Co., Ltd.
Filer

天野 望
(Signature)

Nozomu Amano
General Manager, Legal Department
(Printed Name and Title)

February 14, 2008
(Date)

(English Language Translation)

This **NOTICE OF RESOLUTIONS ADOPTED AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** is originally prepared in Japanese language and this document is the English translation of Japanese version prepared only for the convenience of foreign shareholders.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Securities Code: 5808
February 13, 2008

To Shareholders

Riken Electric Wire Company Limited
12-22, Tsukiji 1-chome, Chuo-ku, Tokyo, Japan
Shiro Hashimoto
President & CEO

NOTICE OF RESOLUTIONS ADOPTED AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby announce that the matters below were resolved at today's extraordinary general meeting of shareholders.

Matters Resolved:

Proposal 1 Approval of the Share Exchange Agreement between the Company and The Furukawa Electric Co., Ltd .:

This proposal was approved as proposed. The outline of the Share Exchange Agreement is as follows:

(1) Through the Share Exchange, The Furukawa Electric Co., Ltd. (Furukawa) will acquire all of the issued shares of the Company, and the Company will become a wholly-owned subsidiary of Furukawa.

(2) Furukawa will allot and deliver to each shareholder of the Company (including beneficial shareholders, but excluding Furukawa) as entered or recorded in the Company's shareholders registry (including the beneficial shareholders registry) as of the close of business on March 31, 2008, 0.35 shares of Furukawa common stock in exchange for each share of Company common stock.

(3) The date on which the Share Exchange shall become effective shall be April 1, 2008.

Proposal 2 Partial Amendments to the Articles of Incorporation:

The proposal of the following amendments to the Articles of Incorporation was approval as proposed.

(The underlined is subject to the amendment)

Current Articles of Incorporation	Amendment
(Record Date) Article 11. Shareholders entered or recorded on the last shareholders registry as of March 31 of each year shall be entitled to exercise their rights at the corresponding ordinary shareholders meeting. In addition to the provisions of this Articles of Incorporation, the shareholders or registered pledges of shares entered or recorded on the shareholders registry as of the date, which is set by a resolution of the Board of Directors whenever necessary, and with an advance public notice, shall be entitled to exercise their rights.	(Deleted in its entirety)
Article 12 ~ (omitted) Article 44	Article 11 ~ (no amendment) Article 43

Proposal 3 Dividends from surplus:

This proposal was approved as proposed. We hereby resolved the dividend distributed to the shareholders or registered pledgees of shares entered or recorded in the shareholders registry or beneficial shareholders registry as of the close of business on March 31, 2008, subject to the share exchange becoming effective and compliance with the applicable laws and regulations, including Article 461 of the Company Law of Japan providing for the distributable amount of dividends of surplus, as follows;

① Type of dividend

Cash dividend

② The total amount of dividends and its allocation

3 yen per each share of Company's common stock

The total amount of the dividends, which is obtained by multiplying the amount of dividend per each share above by the number of issued Company's shares (excluding the treasury stock held by the Company) shall not exceed 64,650,000 yen.

③ Effective date of dividends

June 25, 2008

Submitting Your Company Share Certificates

With respect to matters in connection with the share exchange such as submitting your Company share certificates and other required documents, we will provide the information separately around February 26, 2008. Please follow the instructions given at that time.

EXHIBIT I-J

(English Language Translation)

February 13, 2008

To Shareholders;

Riken Electric Wire Company Limited
12-22, Tsukiji 1-chome, Chuo-ku, Tokyo, Japan
Shiro Hashimoto
President & CEO

Notice of Changing the Administrator of Shareholders Registry

Please take notice that we resolved on changing the administrator of shareholders registry into Mizuho Trust & Banking Co., Ltd. Accordingly, as from February 14, 2008, name transfer of the Company's common stocks, buying out service for shares of less than one share unit, or other operations of stocks shall be covered with the Administrator of shareholders registry below.

Administrator of shareholders registry and its operation place
2-1, Yaesu 1-chome, Cyuo-ku, Tokyo
Mizuho Trust & Banking Co., Ltd.
Place of the operation
2-1, Yaesu 1-chome, Cyuo-ku, Tokyo
Mizuho Trust & Banking Co., Ltd. / Head Office, Stock Transfer Agency Department
Contact
17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722
Mizuho Trust & Banking Co., Ltd. / Stock Transfer Agency Department
TEL 0120-288-324 (toll-free dial: Japanese language service)
Agencies
Mizuho Trust & Banking Co., Ltd. / the whole branch offices
Mizuho Investors Securities Co., Ltd. / Head Office and the whole branch offices

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

END